Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PROTEON THERAPEUTICS, INC.

Proteon Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify that:

1.	The name of the corporation is Proteon Therapeutics, Inc.

2.	The amendments to the Sixth Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended (the “Certificate of Incorporation”), set forth in this Certificate of Amendment have been duly adopted in accordance with Section 242 of the General Corporation Law by the directors and the stockholders of the Corporation.

3.	The Certificate of Incorporation is hereby amended by:

(i)	Amending Article One to read in its entirety as follows:

“The name of the Corporation is ArTara Therapeutics, Inc.”

(ii)	Adding a new Section 4 of Article Four to read in its entirety as follows:

“Section 4. Reverse Stock Split.

Immediately prior to the Effective Time (as defined below in this Section 4) (the “Reverse Stock Split Effective Time”), a 1-for-40 reverse stock split of the shares of the Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall become effective, whereby every forty (40) shares of Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time, automatically, and without any action on the part of the holder thereof, shall be reclassified and combined into one (1) share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock and the Preferred Stock following the Reverse Stock Split shall remain at $0.001 per share. The number of authorized shares of Common Stock and Preferred Stock set forth in the first paragraph of Article Four of this Restated Certificate shall not be affected by, and shall remain unchanged following, the Reverse Stock Split. No fractional shares of Common Stock shall be issued or issuable in connection with the Reverse Stock Split and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split (determined after aggregating all of such fractional shares) shall be entitled to receive, following the Reverse Stock Split, a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the fair value per share of Common Stock as determined by the board of directors.

Each stock certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall, from and after the Reverse Stock Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares formerly represented by such stock certificate have been reclassified and combined as a result of the Reverse Stock Split (as well as the right to receive cash in lieu of fractional shares of Common Stock after the effectiveness of the Reverse Stock Split). As soon as practicable after the effectiveness of the Reverse Stock Split and, if applicable in the case of shares of Common Stock represented by a stock certificate, the surrender of the stock certificate or stock certificates (or lost stock certificate affidavit and agreement in lieu thereof) for such shares of Common Stock, the Corporation shall (a) issue and deliver, or cause to be issued and delivered, to each holder of shares of Common Stock immediately prior to the Reverse Stock Split Effective Time, or to his, her or its nominees, either a stock certificate or stock certificates or a notice of a book-entry made by the Corporation in its stock records, as applicable, for the number of full shares of Common Stock into which the number of shares of Common Stock held by such holder immediately prior to the effectiveness of the Reverse Stock Split has been reclassified and combined upon the effectiveness of the Reverse Stock Split and (b) pay, or cause to be paid, cash in lieu of any fraction of a share of Common Stock resulting from the Reverse Stock Split.

For purposes hereof:

“Effective Time” has the meaning given to such term in the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of September 23, 2019, among the Corporation, REM 1 Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Corporation, and ArTara Therapeutics, Inc., a Delaware corporation, without amendment, restatement or other modification in any material respect.”

(iii)	Adding a new Section 5 of Article Four to read in its entirety as follows:

“Section 5. Automatic Conversion.

5.1       Effectiveness. Subject to, and immediately following the later of the Effective Time and the consummation of the Private Placement (as such term is defined in the Merger Agreement) (the later of the foregoing, the “Automatic Conversion Effective Time”), all outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Corporation (the “Series A Convertible Preferred Stock”) shall automatically be converted into shares of Common Stock, at the then effective Conversion Rate (as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designation”)) applicable to Series A Convertible Preferred Stock, after giving effect to the Reverse Stock Split and as otherwise determined in accordance with the provisions of Section 7(c) of the Certificate of Designation, all pursuant to and in accordance with the terms of the Certificate of Designation, as if each Holder (as defined in the Certificate of Designation) had delivered a Conversion Notice (as defined in the Certificate of Designation) at the Automatic Conversion Effective Time but without any such Holder being required to actually deliver such Conversion Notice, but without regard to any limitation on the conversion of the Series A Convertible Preferred Stock, including, without limitation the 9.985% Cap (as such term is defined in the Certificate of Designation). The automatic conversion of all outstanding shares of Series A Convertible Preferred Stock into Common Stock pursuant to this Section 5.1 is sometimes referred to herein as the “Automatic Conversion.”

5.2       No Inconsistent Provisions; Termination. In the event that any provision of this Section 5 shall conflict with, or not be consistent with, any provision of the Certificate of Designation, such provision of this Section 5 shall govern and control. The provisions of this Section 5 shall automatically, without further action by any Holder or the Corporation, terminate and be of no further force or effect upon the termination of the Merger Agreement prior to the Automatic Conversion Effective Time.”

4.	The Certificate of Incorporation, as amended, is hereby ratified and confirmed in all other respects.

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IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to the Certificate of Incorporation to be duly executed on behalf of the Corporation on January 9, 2020.

PROTEON THERAPEUTICS, INC.

By:	/s/ Timothy Noyes
Name:	Timothy Noyes
Title:	Chief Executive Officer

[Proteon Therapeutics, Inc. – Signature Page to Amendment to Certificate of Incorporation]